Boerboel Capital LLC

Statement of Financial Condition

As of December 31, 2020

With Report of Independent Registered Public Accounting Firm

This report is filed as PUBLIC Information Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Boerboel Capital LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69887

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Boerboel Capital, LLC**

OFFICIAL USE ONLY
286431
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 N. LASALLE ST. SUITE 2060
_____
(No. and Street)

CHICAGO   IL   60654
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PRAIR PATARAMEKIN, CEO   +1.312.993.5779
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
_____
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE   NEW YORK   NY   10036
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, PRAIR PATARAMEKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boerboel Capital, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

OFFICIAL SEAL
DANIEL W WINSTON
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires 09/20/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of Boerboel Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boerboel Capital LLC (the Company) as of December 31, 2020 and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Ernst + Young LLP

New York, New York
March 1, 2021

Boerboel Capital LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

Assets		
Cash and cash equivalents	$	147,126
Securities owned, at fair value		39,020,243
Derivatives contracts, at fair value		29,365,900
Amounts due from brokers		5,413,720
Accrued income		38,685
Dividends receivable		17,311
Other assets		28,251
Total Assets	$	74,031,236
Liabilities		
Securities sold short, not yet purchased, at fair value	$	37,618,818
Derivatives contracts, at fair value		32,568,636
Accrued expenses		193,260
Dividends payable		27,553
Amounts due to related parties		107,029
Total Liabilities		70,515,296
Members' Equity		3,515,940
Total Liabilities and Members' Equity	$	74,031,236

See accompanying notes to the Statement of Financial Condition

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Boerboel Capital LLC (the "Company") was organized as a Delaware limited liability company, on December 7, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board of Options Exchange ("CBOE") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business is market making, buying, selling and dealing as principal in securities and options on securities, operating in accordance with SEC Rule 15c3-1(a)(6). The Company does not take possession or control of cash or securities for customers and does not claim exemption from the possession or control and reserve requirements of Rule 15c3-3 under the Act but is operating under the "Non-Covered Firm" provision under Footnote 74 of SEC Release No.34-70073.

Ownership in the Company is comprised of Class A units and Class C interests. Class A units have 100% of the voting rights in the company and are entitled to a pro-rata share of the remaining profit/loss of the Company after profit/loss has been allocated to Class C interest holders per their agreements. As at December 31, 2020 Boerboel Capital Holding Corp, a Delaware corporation organized in December 2016 and Boerboel Cayman Limited, a Company incorporated in the Cayman Islands in July 2018 held Class A units. Class C units do not have any voting rights in the Company but have rights to a profit allocation in accordance with the terms set out in the individual agreements with the Class C members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and stated in U.S. Dollars.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents comprise of deposits with banks and highly liquid financial assets with maturities of three months or less from the acquisition date that are subject to an insignificant risk of change in their fair value and are used by the Company in the management of short-term commitments, other than cash collateral provided in respect of derivatives, securities sold short and securities borrowing transactions. For the year ended December 31, 2020 the Company did not hold any cash equivalents.

The Company maintains cash at a bank that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Financial Instruments

The Company trades in exchange traded equities and equity options contracts. The fair value of financial assets and liabilities traded in active markets (such as publicly traded derivatives and securities) are based on quoted market prices on their primary exchange at the close of trading on the reporting date. The Company utilizes the last reported trade prices and if not available, the mean between the quoted bid and ask prices, for both financial assets and liabilities.

Securities owned and securities sold, not yet purchased

Securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company, are recorded on a trade date basis. Regular-way trades include all transactions in equities and exchange-traded equity options that are expected to settle within the standard settlement cycle of that exchange.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities transactions are initially recognized and carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Company's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

Derivatives contracts

Derivatives contracts are valued based on quoted prices from the exchange or theoretical options pricing using standard models and observable inputs.

Derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The fair value of derivative financial instruments at the reporting date generally reflects the amount that the Company would receive or pay to terminate the contract at the reporting date.

Securities Sold Short, Not Yet Purchased

The Company may sell a security it does not own, commonly known as selling a security short. When the Company sells a security short, it must borrow the security and deliver it to the broker through which it made the short sale. The Company is required to maintain collateral with the broker from which the security was borrowed. Collateral pledged may be as cash or securities. The fair value of the investments sold short is recorded on the statement of financial condition.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and the net amount reported is in the statement of financial condition, where the Company currently has a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Boerboel Capital LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Investments

ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- Level 1 — Quoted prices in active markets for identical securities.

- Level 2 — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a description of the valuation methodologies used for investments measured at fair value, based on the Statement of Financial Condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 20120 were as follows:

- Equity securities — Based on quoted market prices in active markets.

- Options on equity securities — Based on quoted market prices in active markets where available and theoretical valuations, with observable inputs, for options where an active market does not exist.

Foreign Currency Translations

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition.

Income Taxes

The Company is generally exempt from withholding or income taxes at the source, except for certain dividend income that is subject to withholding in the country of origin. The Company is treated as a Partnership for United States ("U.S.") tax purposes for the year ended December 31, 2020.

No provision for federal income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on their respective share of the income and expenses. The Company prepares calendar year U.S., state and local information tax returns and reports to the owners.

Boerboel Capital LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company applies the provision of FASB Accounting Standards Codification ("ASC") 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements, to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level, not deemed to meet the "more-likely-than-not" threshold, would be recorded as a tax benefit or expense in the current year. Management has concluded there is no tax liability to be recorded by the Company for the year. In evaluating the Company's exposure to uncertain tax positions, Management has considered all open tax years since the inception of the Company. Management is not aware of any tax positions which are reasonably possible that the total amounts of unrecognized tax liabilities will change materially in the next twelve months.

The Company reports interest related to uncertain tax benefits, if any, within interest liabilities. As of December 31, 2020, no interest was recorded.

The following is the major tax jurisdiction for the Company: United States. The Company is subject to tax examination by major taxing authorities for all tax years including and subsequent to 2018.

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820)*, which changes the disclosure requirements for fair value measurement. The amendments will be effective for fiscal years beginning after December 15, 2019. ASU 2018-13 removes, modifies and adds certain disclosure requirements with respect to fair value measurement. The new guidance was adopted and the adoption did not have a material impact on the Company.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (the "ASU" or "Standard"). Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-02 and ASU 2020-03 to provide additional guidance on the standard. The amendments replace the accounting under the existing incurred loss model and introduce a new credit loss model; the Current Expected Credit Losses ("CECL") model, which requires earlier recognition of credit losses when compared to the existing incurred loss approach. The new standard is effective for fiscal years beginning after December 15, 2019 for public business entities. The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and certain off-balance-sheet credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets, considering expected prepayments as appropriate. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

Effective from 1 January 2019, ASC 842, "Leases", which replaced ASC 840 "Leases", became applicable for all public companies. ASC 842 introduces a dual lessee accounting model (finance and operating leases) and fundamentally changes how the companies account for operating leases when acting as a lessee, with a requirement to record a right-of-use asset and lease liability on the balance sheet. The Company does not currently hold any operating leases, therefore this has not had an impact on the Company.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (continued)

For certain financial assets measure at amortized cost (e.g., receivables from brokers, dealers and clearing organisation's), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The new standard was adopted and the adoption did not have a material impact on the Company.

3. AMOUNTS DUE FROM BROKER

The Company has an account with Merrill Lynch Professional Clearing Corporation ("MLPRO"). All securities transactions of the Company are cleared by MLPRO pursuant to a customer agreement. Amounts due from broker include payables for securities purchased that have been contracted for but not yet delivered, offset by margin accounts and receivables for securities sold that have been contracted for, but not yet delivered, on the reporting date. Margin accounts represent cash deposits held with brokers as collateral against open derivative contracts.

The Company is subject to credit risk to the extent the broker fails to perform pursuant to the terms of the agreement. Proceeds from securities sold short, not yet purchased may be restricted until the position is closed.

The total cash at broker, including unsettled trades, at December 31, 2020 was $5,413,720.

4. FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities and derivatives owned				
Equities	$ 39,020,243	$ -	$ -	$ 39,020,243
Equity Options	29,365,900	-	-	29,365,900
	$ 68,386,143	$ -	$ -	$ 68,386,143
Liabilities (at fair value)				
Securities and derivatives sold short				
Equities	$ 37,618,818	$ -	$ -	$ 37,618,818
Equity Options	32,568,636	-	-	32,568,636
	$ 70,187,454	$ -	$ -	$ 70,187,454

The Company held no Level 3 securities as of December 31, 2020.

Boerboel Capital LLC

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

5. DERIVATIVES

In the normal course of operations, the Company enters into derivative contracts, consisting of exchange traded equity options.

Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company generally values exchange-traded derivatives using their closing prices.

The Company does not designate any derivative contracts as hedges for accounting purposes. U.S. GAAP guidance requires that an entity recognize all derivative contracts as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Derivative contracts are recorded as part of derivatives contracts, at fair value in the Company's statement of financial condition.

The fair value of derivative contracts, computed in accordance with the Company's netting policy, is set forth below:

Derivative contract	Assets		Liabilities		Notional Value as at December 31	
Equity options	$	29,365,900	$	32,568,636	$	(27,909,612)
Total	$	29,365,900	$	32,568,636	$	(27,909,612)

Asset	Gross Amounts		Gross Amount Offset		Net Amounts Presented in the Statement of Financial Condition	
Equity options	$	29,365,900	$	-	$	29,365,900
Total	$	29,365,900	$	-	$	29,365,900
Liabilities						
Equity options		32,568,636	$	-	$	32,568,636
Total		32,568,636	$	-	$	32,568,636

The Company utilizes one counterparty and elects not to net positions therefore the above amounts are shown gross.

Primary underlying risk	Assets		Liabilities	
Equity price				
Options	$	354,933,769	$	382,843,381

Notional amounts presented for options are based on the fair value of the underlying assets as if the options were exercised at year end.

Boerboel Capital LLC

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020**

5. DERIVATIVES (CONTINUED)

The following table identifies the fair value amounts of derivative instruments included on the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2020. Balances are presented on a gross basis prior to the application of the impact of counterparty and collateral netting.

Primary underlying risk	Derivative assets	Derivative liabilities
Equity price		
Options	$ 29,365,900	$ 32,568,636

6. OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative and securities transactions are entered into in an attempt to hedge other positions or transactions.

The Company has sold securities that it does not currently own and is, therefore, obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2020 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020. Substantially all of the Company's securities owned at fair value at December 31, 2020 have been pledged as margin with the firm's clearing broker.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

7. RISKS AND UNCERTAINTIES

In the normal course of business, the Company enters into various investment transactions which may include market risk, liquidity risk, credit risk, and operational risk.

Market risk is the risk of potentially adverse changes to the value of financial instruments and their derivatives caused by changes in market conditions, which may include for example, changes in market prices, foreign exchange rates or interest rates. The Company monitors and manages its exposure to market risk and evaluates the effect of changes in market conditions on the prices of cash instruments and derivative contracts. Analytical techniques used in monitoring the Company's market risk include regular reviews of its largest exposures, including its exposures to industries and individual companies, on both a gross and net basis.

Boerboel Capital LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

7. RISKS AND UNCERTAINTIES (CONTINUED)

Liquidity risk arises in the general funding of the Company's trading activities. It includes risks of not being able to fund trading activities on settlement dates or liquidate positions in a timely manner at reasonable prices. Additionally, regular reviews are performed of various liquidity factors, including average daily volume, number of days to liquidate, and percentage of net assets for all individual positions. Furthermore, the Company also looks at market capitalizations of financial instruments.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such broker and does not anticipate any losses from the counterparty. All securities transactions of the Company are cleared by a major securities firm pursuant to a customer agreement.

Operational risk is the risk of loss resulting from inadequate or failed procedures, systems or processes. The Company seeks to minimize operational risk by maintaining systems and controls which accurately record transactions and reconcile positions while maintaining necessary documentation for its trading activities.

8. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 ("the Act"). During the year, the Company expanded its business to include market making in securities and no longer claims exemption to the provisions of Rule 15c3-1. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $3,500,000 which was $2,500,000 in excess of its required net capital of $1,000,000. The Company's debt to net capital ratio was 0.08 to 1 as of December 31, 2020.

9. RELATED PARTIES

The Company has a cost sharing agreement with Boerboel LLC whereby Boerboel LLC provides the Company with administrative services and office facilities and is reimbursed by the Company. In addition, Boerboel Trading LLP and Vitesse Capital Limited also provide support services to the Company. During the year ended December 31, 2020, Boerboel Capital Holding Corp and Boerboel Cayman Ltd contributed capital to the Company. Amounts due to related parties as of December 31, 2020 was $107,029.

10. INDEMINIFICATIONS

In the normal course of business, the Company enters into contracts which provide a variety of general indemnifications. Such contracts include those with the certain of the Company's brokers and trading counterparties, among others. Any exposure of the Company under those arrangements would involve future claims that may be made against the Company. Such claims are not expected to occur. Therefore, the Company has not accrued any liability in connection with such indemnifications.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2021, the date the financial statements were available for issuance. There have been no events subsequent to December 31, 2020.